EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Earnings
1.	Net income attributable to U.S. Bancorp		$1,522	$2,908
2.	Applicable income taxes, including expense related to unrecognized tax positions		542	1,046
3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$2,064	$3,954
4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$255	$502
	b.	Portion of rents representative of interest and amortization of debt expense	28	55
	c.	Fixed charges excluding interest on deposits (4a + 4b)	283	557
	d.	Interest on deposits	152	291
	e.	Fixed charges including interest on deposits (4c + 4d)	$435	$848
5.	Amortization of interest capitalized		$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,347	4,511
7.	Earnings including interest on deposits (3 + 4e + 5)		2,499	4,802
8.	Fixed charges excluding interest on deposits (4c)		283	557
9.	Fixed charges including interest on deposits (4e)		435	848
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		8.29	8.10
11.	Including interest on deposits (line 7/line 9)		5.74	5.66

*	Excludes interest expense related to unrecognized tax positions.

82	U.S. Bancorp